UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 6, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cott Corp.
File No. 001-31410 - CF#32045

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Cott Corp. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on November 10, 2010, as modified by the same contract refiled with fewer redactions as Exhibit 10.2 to a Form 10-K filed on March 4, 2015.

Based on representations by Cott Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1 to Form 10-Q filed November 10, 2010
through December 12, 2019
Exhibit 10.2 to Form 10-K filed March 4, 2015
through December 12, 2019

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary